EXHIBIT INDEX


EXHIBIT                                 SUBMISSION MEDIA
- -------                                 -------------------

     1.   Press release issued          Incorporated by
          by the registrant on          reference to Exhibit 1
          February 1, 1994.             of the Company's Current
                                        Report on Form 8-K dated
                                        February 1, 1994.

                                                  EXHIBIT 1.

Montgomery Ward Announces
Plans to Acquire Lechmere


                                   For Immediate Release


CHICAGO, IL., Feb. 1, 1994 -- Montgomery Ward Holding Company announced today it has reached agreement in principle to acquire privately-held Lechmere Inc., based in Woburn, Mass. Terms of the agreement were not disclosed.

Lechmere, with 1993 record sales exceeding $800 million, operates 24 high volume stores in Massachusetts, New Hampshire, Rhode Island, Connecticut and New York. Average sales per store total $37 million. Four new stores are planned for 1994. Lechmere's primary product categories -- electronics, appliances, home office equipment and housewares -- hold market share leadership positions in the company's trade areas.

"This acquisition is strategically important to Montgomery Ward's growth and benefits both companies," said Bernard F. Brennan, Montgomery Ward chairman and chief executive officer. "Our acquisition of this quality company enables us to expand geographically, which has been a principal goal of our corporate strategy. Additionally, we are acquiring a company with merchandising strength in product categories that currently represent high market share for Montgomery Ward.

"Acquiring Lechmere gives Montgomery Ward the opportunity to capitalize on the synergies between the companies, while maintaining the individual identity and operations of both retail chains."

Lechmere, which employs about 5,000 associates, will continue to operate as a separate retail company under its own name.

"This acquisition will provide our company with leveraged synergies and capital to execute our growth plan," said J. Kent Flummerfelt, chairman and chief executive office of Lechmere. "We look forward to being part of the Montgomery Ward team."

"In the past several weeks, we've made a number of key announcements. All of them are elements of our unified strategy to grow this business," said Brennan. "We are looking at many avenues for expansion -- through new market areas, through new retail formats and through expansion of brands. We also are developing new channels of distribution such as television marketing."


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In December Montgomery Ward announced a plan to structure the company to maximize opportunities for growth. Since that time the company has announced plans to open six new "Electric Avenue and More" stores for mid-size markets, capitalizing on the company's strengths in its electronics, major appliances and furniture businesses.

In January Bernard W. Andrews was named president and chief operating officer of Montgomery Ward Retail. Andrews' return to the company after three years at Circuit City, is designed to facilitate direct involvement by Montgomery Ward's executive team in pursuing growth initiatives, through acquisitions and through expansion of existing businesses.

Additionally, the company recently announced its acquisition of the SHIP 'N SHORE brand and its intent to expand the roster of name brands controlled by Montgomery Ward.

Montgomery Ward is a Chicago-based company established in 1872. It operates more than 360 value driven specialty stores in 40 states. The company's 1993 revenues were approximately $6 billion.